

May 3, 2012

<u>Via E-mail</u>
Mr. Jordan Weingarten
President and Chief Financial Officer
Green Planet Bioengineering Co. Limited
19950 West Country Club Drive, Suite 100,
Aventura, FL 33180

Re: Green Planet Bioengineering Co. Limited
Item 4.01 Form 8-K/A
Filed May 3, 2012
File No. 000-52622

Dear Mr. Weingarten:

We have reviewed your filing and have the following comments.

Please respond to this letter within five business days by providing the requested information and amending your filing or by advising us when you will provide the requested response.   If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comments.

After reviewing any amendment to your filing and the information you provide in response to the comments, we may have additional comments.

Item 4.01 Changes in Registrant's Certifying Accountant

1. In response to our comment dated April 26, 2012 you amended your Item 4.01 Form 8-K to include as Exhibit 16 a revised letter from your auditor. The revised letter states that your auditor has been furnished with a copy of the response to Item 4.01 of Form 8-K/A for the event that occurred on May 3, 2012.   The language of the revised letter is still not appropriate. For example, it is unclear what the copy of the response to item 4.01 of Form 8-K/A is. It is also unclear what event occurred on May 3, 2012.

2. Please amend your filing to include, as Exhibit 16, an updated letter from your former accountant, BDO China Dahua CPA Co., Ltd. Your former accountant should state in its revised letter that it has read the statements made by you included in your Item 4.01 Form 8-K/A. Your former accountant should also state whether or not it agrees with the statements made by you in the Item 4.01 Form 8-K/A. Refer to Item 304 of Regulation S-K.   Please ensure that your former accountants date their letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Ibolya Ignat, Staff Accountant at (202) 551-3656.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief